

Mail Stop 4628

June 29, 2018

Via E-mail
Domenic J. Dell'Osso
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Energy Corporation**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-13726**

Dear Mr. Dell'Osso:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. You state on page 10 of the 10-K that sales to Royal Dutch Shell constituted approximately 10% of your total 2017 revenues and that sales to BP PLC constituted approximately 10% and 14% of your total 2016 and 2015 revenues, respectively. In its 20-F filed March 15, 2018, Shell disclosed that it supplies polyols via a Netherlands-based distributor to private sector customers in Syria. In a letter to the staff dated October 12, 2016, BP acknowledged selling aviation fuel to resellers wholly or partially owned by Syrian nationals, as late as mid-2016.

   Syria is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, including contacts with its government, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
      Assistant Director
      Division of Corporation Finance

      J. David Hershberger
      Corporate Securities Counsel
      Chesapeake Energy Corporation